Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Progenity, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated March 18, 2020, except for the stock split described in Note 15, which is as of June 10, 2020, refers to the Company’s adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended. Our report also contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

San Diego, California

December 1, 2020